news release

ArcelorMittal announces €92m investment in France

9th October 2013 - ArcelorMittal today announced a €92m investment in a complete revamp of the blast furnace no. 2 at its Dunkirk plant in France.

This investment confirms the Dunkirk plant’s capacity to produce 7 million tonnes of slab, to supply other plants within ArcelorMittal including Florange and Liège. With the production at Fos-sur-Mer and Dunkirk, the total production of liquid steel in France is 11 million tonnes per year, or 40% of the production volume within ArcelorMittal Flat Carbon Europe.

“This announcement shows the group's commitment to long-term investments in France and to reinforce its activities in the country; it also confirms the group's strategy in France and Europe” said Henri-Pierre Orsoni, CEO of ArcelorMittal Atlantique and Lorraine.

The full revamping will take place during the second half of 2015 and will last four months.

In 2015, after 23 years of production, the blast furnace no. 2 will have produced 26 million tonnes of crude steel.